# Annual Report

## Cover Page

Name of issuer:

ARKHAUS Inc.

Legal status of issuer:

Form:   Corporation

Jurisdiction of Incorporation/Organization:   DE

Date of organization:   11/16/2021

Physical address of issuer:

21 NE 22ND ST
Suite 521
Miami FL 33137

Website of issuer:

https://arkhaus.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $7,444,827.00 | $6,486,340.00 |
| Cash & Cash Equivalents: | $159,031.00 | $67,341.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $4,521,189.00 | $2,055,356.00 |
| Non-Current Liabilities: | $7,668,491.00 | $6,074,786.00 |
| Revenues/Sales: | $321,850.00 | $44,610.00 |
| Cost of Goods Sold: | $78,100.00 | $9,403.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($3,927,745.00) | ($2,273,486.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

ARKHAUS Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Delayed Filing

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Nathalie Paiva | Co-Founder & Chief Xperience Officer | ARKHAUS Inc. | 2021 |
| Steven Andres | Information Security | Self Employed | 2025 |
| Sam Payrovi | Co-Founder & Chief Executive Officer | ArkHAUS Inc. | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Nathalie Paiva | Chief Xperience Officer | 2021 |
| Sam Payrovi | CEO | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Sam Payrovi | 8000000.0 Common Stock | 81.93 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company* *will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
>
> The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
>
> Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
>
> With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.
>
> The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
>
> In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital

terms of at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,061,055 shares of common stock and 3,061,055 shares of preferred stock, of which 9,764,267 shares of common stock are issued and outstanding and 156,667 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and

The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan''s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
• on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
• on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
• the development of vessel security plans;

- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
- compliance with flag state security certification requirements

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. Furthermore, additional security measures could be required in the future which could have a significant financial impact on the Company. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
The Company intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company intends that its vessels will comply with applicable security requirements. The Company has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

We must make substantial capital expenditures to maintain the operating capacity of our vessels and acquisitions of additional vessels, which may reduce the amount of cash flow.

We must make substantial capital expenditures to maintain our vessels and replace, over the long-term, the operating capacity of our vessels and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our vessels; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our vessels, as well as to comply with environmental and safety regulations, may reduce our cash flow.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the value of the Company.

The operation of vessels carries inherent risks. These risks include the possibility of:
- marine disaster;
- piracy;
- environmental accidents;
- grounding, fire, explosions and collisions;
- cargo and property loss or damage;
- unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit;
- business interruptions caused by mechanical failure, human error, war, terrorism, disease andquarantine, political action in various countries, or adverse weather conditions; and
- work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we expect to maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We may procure insurance for our vessels in relation to risks commonly insured against by vessel owners and operators. Our insurance may include (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if any insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Any insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, any insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.
If any vessel does not maintain its class, it will lose any insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income.

Vessel owners and operators are subject to government

regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Noncompliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate. Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We may also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, any insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted. Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements. Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

• Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
• Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or

restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports; and

• Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. We intend to implement various security measures addressed by all applicable laws and to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The Marine Location of our Vessels, and our business, is Subject to Change.

The marine location of our vessels, and our business, may not be permanent and it is possible that we will change the location of ArkHAUS for a variety of reasons, including our own decision to move to an improved location, our hospitality partner not being able to support ArkHAUS as originally intended, or governmental laws changing which require us to operate in a different location or format.

Severe weather, including extreme weather conditions associated with climate change, may in the future adversely affect our operations and financial results.

Our business may be affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Weather conditions, such as a rain or hurricanes, may in the future result in, the cessation of services and activity disruptions at our vessels, in our supply chain, or result in disruptions of our operations. Particularly severe weather events affecting platforms or structures may result in a suspension of activities. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from rainfall and hurricane-strength winds may damage our vessels and any other facilities. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

We acquired assets through a court-approved Assignment for the Benefit of Creditors proceeding. Although the assets were transferred free and clear of prior liabilities and we did not assume legacy obligations, third parties could nevertheless attempt to assert claims against us.

In May 2025, we acquired substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC pursuant to a court-approved Assignment for the Benefit of Creditors proceeding in Florida. The sale order expressly provided that the assets were transferred to us free and clear of liens, claims, and encumbrances, and we did not assume the sellers' liabilities. The assets were conveyed on an "as is, where is" basis, without representations or warranties.

As a result of the court's order, we believe that claims relating to liabilities of the sellers that were not expressly assumed by us are barred and must be pursued, if at all, against the assignment estate rather than against us or the acquired assets. However, third parties may nevertheless attempt to assert claims against us under theories such as successor liability, product liability, warranty claims, or other legal doctrines, or may attempt to initiate proceedings in jurisdictions other than the Florida ABC court. We believe we have strong defenses to such claims based on the structure of the transaction and the court's sale order, but defending against such claims—even if ultimately unsuccessful—could result in legal expense, insurance costs, and management distraction.

Because the assets were acquired from a distressed business, we may also encounter operational and integration challenges. These may include incomplete books and records, gaps in engineering or design documentation, vendor or supplier disruptions, unfinished or partially completed projects, customer disputes relating to pre-acquisition matters, or unanticipated costs required to complete, modify, or commercialize the acquired designs and intellectual property. Certain excluded assets and privileged materials were not transferred to us, which may limit access to historical information. Arkup's prior insolvency reflects that its historical business model was not financially sustainable. While we intend to operate under a different strategy, capital structure, and cost discipline, there can be no assurance that we will successfully integrate and monetize the acquired assets or achieve profitability.

If we are required to defend claims relating to Arkup's prior operations, incur unexpected costs in completing or commercializing the acquired assets, or are otherwise unable to successfully execute our business plan, our business, financial condition, and results of operations could be materially adversely affected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Drew Kelley is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Series Seed Preferred Stock | 188000 | 156,667 | No ⌄ |
| Common Stock | 15061055 | 9,764,267 | Yes ⌄ |
| Series Seed-1 Preferred | 342465 | 0 | No ⌄ |
| Series Seed-2 Preferred | 2283214 | 0 | No ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | Total Pool: 1,000,000          Issued: |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Saintly Corp. |
| **Issue date** | 12/31/21 |
| **Amount** | $97,331.00 |
| **Outstanding principal plus interest** | $0.00 as of 03/01/26 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 12/31/21 |
| **Current with payments** | Yes |

*This was a loan to cover the deposits on the Arkup vessels ($40,000) and other marketing & operational expenses ($57,331).*

## Loan

| | |
|---|---|
| **Lender** | Hanover Bank (SBA) |
| **Issue date** | 09/16/22 |
| **Amount** | $5,000,000.00 |
| **Outstanding principal plus interest** | $4,902,137.87 as of 02/28/26 |
| **Interest rate** | 10.0% per annum |
| **Maturity date** | 09/16/47 |
| **Current with payments** | Yes |

## Loan

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 01/11/24 |
| **Amount** | $90,000.00 |
| **Outstanding principal plus interest** | $0.00 as of 03/01/26 |
| **Interest rate** | 10.0% per annum |
| **Maturity date** | 01/11/25 |
| **Current with payments** | Yes |

*Paid off*

## Loan

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 08/21/24 |
| **Amount** | $125,000.00 |
| **Outstanding principal plus interest** | $0.00 as of 03/01/26 |
| **Interest rate** | 17.0% per annum |
| **Maturity date** | 08/31/27 |
| **Current with payments** | Yes |

*Paid Off*

## Loan

| | |
|---|---|
| **Lender** | Nathalie Paiva |
| **Issue date** | 08/31/24 |
| **Amount** | $50,000.00 |
| **Outstanding principal plus interest** | $28,005.00 as of 03/01/26 |
| **Interest rate** | 17.0% per annum |
| **Maturity date** | 08/31/27 |

**Current with payments**      Yes

## *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 09/20/24 |
| **Amount** | $200,000.00 |
| **Outstanding principal plus interest** | $0.00 as of 03/01/26 |
| **Interest rate** | 10.0% per annum |
| **Maturity date** | 09/20/25 |
| **Current with payments** | Yes |

*Paid Off*

## *Loan*

| | |
|---|---|
| **Lender** | Various Private |
| **Issue date** | 10/31/24 |
| **Amount** | $350,000.00 |
| **Outstanding principal plus interest** | $153,936.00 as of 03/01/26 |
| **Interest rate** | 17.0% per annum |
| **Maturity date** | 10/31/27 |
| **Current with payments** | Yes |

## *Loan*

| | |
|---|---|
| **Lender** | Chris Sandro |
| **Issue date** | 12/09/24 |
| **Amount** | $35,000.00 |
| **Outstanding principal plus interest** | $27,108.00 as of 03/01/26 |
| **Interest rate** | 15.0% per annum |
| **Maturity date** | 12/31/27 |
| **Current with payments** | Yes |

## *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 12/09/24 |
| **Amount** | $50,000.00 |
| **Outstanding principal plus interest** | $50,000.00 as of 03/01/26 |
| **Interest rate** | 15.0% per annum |

| | |
|---|---|
| **Maturity date** | 12/31/27 |
| **Current with payments** | Yes |

### Loan

| | |
|---|---|
| **Lender** | Saintly Corp |
| **Issue date** | 12/31/24 |
| **Amount** | $238,232.00 |
| **Outstanding principal plus interest** | $91,534.89 as of 03/01/26 |
| **Current with payments** | Yes |

### Loan

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 02/04/25 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $238,318.00 as of 03/01/26 |
| **Interest rate** | 15.0% per annum |
| **Maturity date** | 02/10/35 |
| **Current with payments** | Yes |

### Loan

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 02/20/25 |
| **Amount** | $750,000.00 |
| **Outstanding principal plus interest** | $740,385.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 02/10/45 |
| **Current with payments** | Yes |

### Loan

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 05/23/25 |
| **Amount** | $200,000.00 |
| **Outstanding principal plus interest** | $198,401.00 as of 03/01/26 |
| **Interest rate** | 15.0% per annum |
| **Maturity date** | 05/22/26 |

**Current with payments**          Yes

*Loan*

**Lender**                          Steven Andres

**Issue date**                      06/11/25

**Amount**                          $200,000.00

**Outstanding principal plus interest**     $196,779.00 as of 03/01/26

**Interest rate**                   7.0% per annum

**Maturity date**                   06/11/26

**Current with payments**          Yes

*Loan*

**Lender**                          Steven Andres

**Issue date**                      07/09/25

**Amount**                          $100,000.00

**Outstanding principal plus interest**     $100,000.00 as of 03/01/26

**Interest rate**                   12.0% per annum

**Maturity date**                   07/09/26

**Current with payments**          Yes

*Loan*

**Lender**                          Steven Andres

**Issue date**                      07/09/25

**Amount**                          $100,000.00

**Outstanding principal plus interest**     $100,000.00 as of 03/01/26

**Interest rate**                   12.0% per annum

**Maturity date**                   07/09/26

**Current with payments**          Yes

*Loan*

**Lender**                          Steven Andres

**Issue date**                      07/09/25

**Amount**                          $200,000.00

**Outstanding principal plus interest**     $200,000.00 as of 03/01/26

**Interest rate**                   7.0% per annum

**Maturity date**                   07/09/26

**Maturity date** 07/09/26

**Current with payments** Yes

## *Loan*

**Lender** Steven Andres

**Issue date** 07/24/25

**Amount** $670,000.00

**Outstanding principal plus interest** $670,000.00 as of 03/01/26

**Interest rate** 7.0% per annum

**Maturity date** 07/09/26

**Current with payments** Yes

## *Loan*

**Lender** Steven Andres

**Issue date** 07/24/25

**Amount** $290,000.00

**Outstanding principal plus interest** $290,000.00 as of 03/01/26

**Interest rate** 12.0% per annum

**Maturity date** 07/09/26

**Current with payments** Yes

## *Loan*

**Lender** Jacquelin Sandro

**Issue date** 08/28/25

**Amount** $150,000.00

**Outstanding principal plus interest** $138,700.80 as of 03/01/26

**Interest rate** 12.0% per annum

**Maturity date** 08/08/28

**Current with payments** Yes

## *Loan*

**Lender** Steven Andres

**Issue date** 09/02/25

**Amount** $500,000.00

**Outstanding principal plus interest** $500,000.00 as of 03/01/26

**Interest rate** 12.0% per annum

| | |
|---|---|
| **Maturity date** | 09/20/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 10/06/25 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 10/05/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 11/06/25 |
| **Amount** | $300,000.00 |
| **Outstanding principal plus interest** | $300,000.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 11/06/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 12/01/25 |
| **Amount** | $150,000.00 |
| **Outstanding principal plus interest** | $150,000.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 12/01/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 12/15/25 |
| **Amount** | $199,000.00 |
| **Outstanding principal plus interest** | $199,000.00 as of 03/01/26 |

| | |
|---|---|
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 12/15/26 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | ArkBridge LLC |
| **Issue date** | 12/15/25 |
| **Amount** | $300,000.00 |
| **Outstanding principal plus interest** | $300,000.00 as of 03/01/26 |
| **Interest rate** | 7.5% per annum |
| **Maturity date** | 12/01/27 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 01/06/26 |
| **Amount** | $333,000.00 |
| **Outstanding principal plus interest** | $333,000.00 as of 03/01/26 |
| **Interest rate** | 7.0% per annum |
| **Maturity date** | 01/06/29 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 01/06/26 |
| **Amount** | $200,000.00 |
| **Outstanding principal plus interest** | $200,000.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 01/06/27 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 01/06/26 |
| **Amount** | $300,000.00 |
| **Outstanding principal plus** | $300,000.00 as of |

| | |
|---|---|
| interest | 03/01/26 |
| **Interest rate** | 7.0% per annum |
| **Maturity date** | 01/06/28 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 02/04/26 |
| **Amount** | $90,000.00 |
| **Outstanding principal plus interest** | $90,000.00 as of 03/01/26 |
| **Interest rate** | 7.0% per annum |
| **Maturity date** | 02/04/28 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 02/04/26 |
| **Amount** | $160,000.00 |
| **Outstanding principal plus interest** | $160,000.00 as of 03/01/26 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 02/04/27 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Steven Andres |
| **Issue date** | 02/04/26 |
| **Amount** | $245,000.00 |
| **Outstanding principal plus interest** | $245,000.00 as of 03/01/26 |
| **Interest rate** | 7.0% per annum |
| **Maturity date** | 02/04/29 |
| **Current with payments** | Yes |

### *Convertible Note*

| | |
|---|---|
| **Issue date** | 10/01/23 |
| **Amount** | $100,000.00 |
| **Interest rate** | 7.5% per annum |

| | |
|---|---|
| **Valuation cap** | $22,000,000.00 |
| **Maturity date** | 10/01/26 |

*Convertible Note*

| | |
|---|---|
| **Issue date** | 03/20/24 |
| **Amount** | $500,000.00 |
| **Interest rate** | 10.0% per annum |
| **Valuation cap** | $20,000,000.00 |
| **Maturity date** | 03/20/24 |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 11/2021 | Section 4(a)(2) | | $98 | General operations |
| 4/2022 | Regulation Crowdfunding | SAFE | $67,390 | General operations |
| 4/2022 | Regulation Crowdfunding | SAFE | $250,000 | General operations |
| 5/2022 | Regulation D, Rule 506(c) | Preferred stock | $235,313 | General operations |
| 3/2023 | Regulation Crowdfunding | Priced Round | $346,892 | General operations |
| 10/2023 | Other | Convertible Note | $100,000 | General operations |
| 3/2024 | Other | Convertible Note | $500,000 | General operations |
| 8/2024 | Regulation D, Rule 506(c) | SAFE | $905,000 | General operations |
| 2/2025 | Regulation D, Rule 506(c) | SAFE | $475,000 | General operations |
| 3/2025 | Regulation D, Rule 506(c) | SAFE | $100,000 | General operations |
| 5/2025 | Regulation D, Rule 506(c) | SAFE | $560,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the

beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| Name | Saintly Corp. |
|---|---|
| **Amount Invested** | $97,331.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/31/21 |
| **Outstanding principal plus interest** | $0.00 as of 03/01/26 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 12/31/21 |
| **Current with payments** | Yes |
| **Relationship** | ARKHAUS Inc. was spun out of Saintly Corp.; They share the same owners. |

| Name | Nathalie Paiva |
|---|---|
| **Amount Invested** | $50,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 08/31/24 |
| **Outstanding principal plus interest** | $28,005.00 as of 03/01/26 |
| **Interest rate** | 17.0% per annum |
| **Discount** | 0.0% |
| **Maturity date** | 08/31/27 |
| **Current with payments** | Yes |

| | |
|---|---|
| Current with payments | Yes |
| Relationship | Founder |

| | |
|---|---|
| Name | Saintly Corp |
| Amount Invested | $238,232.00 |
| Transaction type | Loan |
| Issue date | 12/31/24 |
| Outstanding principal plus interest | $91,534.89 as of 03/01/26 |
| Current with payments | Yes |
| Relationship | ARKHAUS Inc. was spun out of Saintly Corp.; They share the same owners. |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

A zero-emission family of companies capturing three maritime markets | Featured in Forbes, Netflix

### Milestones

ARKHAUS Inc. was incorporated in the State of Delaware in November 2021.

Since then, we have:

- Three companies, one vision: waterborne hospitality, transport tech, and vessel manufacturing

- $535k+ ARR from Miami pre-launch activity

- E-LIXR targets $2B electric water taxi market with regulatory tailwinds

- Arkup acquisition brings $15M historical sales, a deep pipeline, and vertical integration

- 360 exclusive memberships per location, global expansion to 7 cities planned

- California mandates zero-emission vessels, creating protected US market opportunity

- Forever NFT memberships selling for $12.5k-$36.8k, proving premium pricing power

### Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $321,850 compared to the year ended December 31, 2024, when the Company had revenues of $44,610.

- *Assets.* As of December 31, 2025, the Company had total assets of $7,444,827, including $159,031 in cash. As of December 31, 2024, the Company had $6,486,340, including $67,341 in cash.

- *Net Loss.* The Company has had net losses of $3,927,745 and net losses of $2,273,486 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $12,189,680 for the fiscal year ended December 31, 2025 and $8,130,142 for the fiscal year ended December 31, 2024.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $12,172,563 in debt, $600,000 in convertible debt, $235,313 in equity, and $2,704,282 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 month before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

## Runway & Short/Mid Term Expenses

ARKHAUS Inc. cash in hand is $424,054, as of March 2026. Over the last three months, revenues have averaged $37,975/month, cost of goods sold has averaged $591/month, and operational expenses have averaged $185,482/month, for an average burn rate of $148,097 per month. Our intent is to be profitable in 12 months.

Earlier this year, Arkup LLC and Arkup Sales LLC, the manufacturer of the Company's club vessels, entered an Assignment for the Benefit of Creditors (ABC) proceeding in the State of Florida.Since the date of the financial statements, the Company finalized a court-approved acquisition of the assets of Arkup LLC and Arkup Sales LLC. The transaction closed on May 12, 2025, pursuant to an executed Bill of Sale and Assignment of Intellectual Property, for a total purchase price of $525,000. The assets acquired include all tangible and intangible property, including intellectual property, engineering plans for the Arkup 50 and Arkup 75 vessels, and related business records. This acquisition represents a material change to the Company's operations.Following the acquisition under a new legal entity Ark Vessels LLC, Arkup's assets and operations were combined with those of ARKHAUS and E-lixr under a single organizational structure referred to as The Ark Companies. This structure consolidates the Company's vessel assets, hospitality operations, and electric water mobility activities.

The Company does not expect to generate revenue during the next 3–6 months. Revenue generation is anticipated to begin following the completion and delivery of the Company's next vessel, which is currently expected in Summer 2026; however, the timing may vary based on production schedules and other operational factors. During the next 3–6 months, the Company expects to continue incurring operating expenses related to vessel production, engineering, payroll, and general administrative costs. We are anticipating expenses of roughly $200k per month over the next 6 months. These expenses are expected to remain consistent with the Company's recent monthly burn rate. To reach the point of being revenue-generating, the Company requires sufficient capital to complete construction of its first vessel and support ongoing operations during this period. These capital needs are expected to be covered through the current fundraising campaign and short-term financing provided by the Company's lead investor through unsecured, interest-only notes.

The Company is not yet profitable. Because the Company previously relied on Arkup LLC to manufacture its vessels, and Arkup LLC subsequently entered an ABC bankruptcy proceeding, the Company experienced significant production delays that were outside of its control.Following the acquisition of Arkup's assets, the Company, through newly formed Ark Vessels LLC, transitioned manufacturing from a shipyard in Indiana to a shipyard in Maine. The Company is now working with new shipbuilders and engineering partners and has begun vessel production under its direct oversight. The Company currently anticipates that its first vessel may be completed by Summer 2026, at which time it expects to begin generating revenue, although actual timing may vary. The Company will begin accepting orders for the construction of Arkup vessels for new customers in 2026; however, these activities are subject to production timelines, shipyard availability, and other operational factors.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sam Payrovi, certify that:

(1) the financial statements of ARKHAUS Inc. included in this Form are true and complete in all material respects :

this Form are true and complete in all material respects , and

(2) the financial information of ARKHAUS Inc. included in this Form reflects accurately the information reported on the tax return for ARKHAUS Inc. filed for the most recently completed fiscal year.

*Sam Payrovi*
Co-Founder & Chief Executive Officer

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such

Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> https://arkhaus.co

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement - Early Bird

    Early Bird Arkhaus Sub Agreement EB PDF

    SPV Subscription Agreement

    Arkhaus Reg Sub Agreement Final 8/11

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Nathalie Paiva

    Nathalie Paiva

Sam Payrovi

Steven Andres

## Appendix E: Supporting Documents

*Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.*

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the** Lead Investor Agreement
☑ **I agree to the** Rule 3a-9 Undertakings Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

ARKHAUS Inc.

By

*Sam Payrovi*
_____
Co-Founder & Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Sam Payrovi*
_____
Co-Founder & Chief Executive Officer
3/4/2026

*Nathalie Vanida Paiva*
_____
Co-Founder & CXO
3/4/2026

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*